UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

ENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 6)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Kabushiki Kaisha CFS Corporation
Kabushiki Kaisha AIN PHARMACIEZ

(Names of Subject Company)

CFS Corporation
AIN PHARMACIEZ INC.

(Translation of Subject Companies' Names into English (if applicable))

Japan

(Jurisdiction of Subject Companies' Incorporation or Organization)

CFS Corporation
AIN PHARMACIEZ INC.

(Names of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

CFS Corporation
Attn.: Nobue Sato
General Manager
General Administrative Division
Shinyokohama Mineta Bld. 5F, 3-19, Shinyokohama 2-chome
Kohoku-ku, Yokohama-shi, Kanagawa 222-0033
Japan
(phone number: 81-45-476-7474)

AIN PHARMACIEZ INC.
Attn.: Masato Sakai
Director
Corporate Planning Division
2-1, Higashinaebo 5-jo 1-chome,
Higashi-ku, Sapporo-shi, Hokkaido 007-0805
Japan
(phone number: 81-11-783-5681)

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

(a) The following documents are attached as exhibits to this Form:

Exhibit number	Description
1	English translation of a press release dated October 5, 2007 of CFS Corporation ("CFS") and AIN PHARMACIEZ INC. ("AIN PHARMACIEZ") announcing the establishment of a holding company.[1]
2	English translation of a press release dated November 6, 2007 of CFS and AIN PHARMACIEZ announcing their preparation of a stock-transfer plan and details regarding the establishment of a holding company.[2]
3	English translation of a press release dated December 13, 2007 of CFS explaining the share transfer ratio and announcing its analysis on the proposal made by AEON Co., Ltd. on November 16, 2007.[3]
4	English translation of a press release dated December 20, 2007 of CFS expressing an opinion against the proxy solicitation announced by AEON Co., Ltd. on December 17, 2007.[4]
5	English translation of the Notice dated December 28, 2007 of the Extraordinary Meeting of Shareholders of CFS.[5]
6	English translation of the Notice dated December 28, 2007 of the Extraordinary Meeting of Shareholders of AIN PHARMACIEZ.[6]
7	English translation of the Notice dated January 9, 2008 of CFS explaining merits of the proposed business integration with AIN PHARMACIEZ.[7]

---

[1] Previously furnished to the Commission as part of Form CB on October 5, 2007.

[2] Previously furnished to the Commission as part of Form CB Amendment No. 1 on November 6, 2007.

[3] Previously furnished to the Commission as part of Form CB Amendment No. 2 on December 13, 2007.

[4] Previously furnished to the Commission as part of Form CB Amendment No. 3 on December 21, 2007.

[5] Previously furnished to the Commission as part of Form CB Amendment No. 4 on December 28, 2007.

[6] Previously furnished to the Commission as part of Form CB Amendment No. 4 on December 28, 2007.

[7] Previously furnished to the Commission as part of Form CB Amendment No. 5 on January 10, 2008.

8 English translation of a press release dated January 11, 2008 of AIN PHARMACIEZ regarding amortization of goodwill.

9 English translation of a press release dated January 11, 2008 of CFS regarding recommendations by proxy advisory firms.

(b) Not applicable.

Item 2. ***Informational Legends***

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in the English translations of the press releases included as Exhibits 8 and 9.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

Each of CFS and AIN PHARMACIEZ has previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 5, 2007.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CFS Corporation

By: ______________________________

Name: Kenji Ishida
Title: Chairman, President & CEO

Date: January 11, 2008

TOKYO:35778.1

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AIN PHARMACIEZ INC.

By: ______________________________
Name: Kiichi Ohtani
Title: President

Date: January 11, 2008

EXHIBIT 8

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

January 11, 2008

To whom it may concern:

Company Name	:	AIN PHARMACIEZ INC. 1-2-1, Higashinaebo 5jo, Higashi-ku, Sapporo-shi
Representative	:	Kiichi Otani Representative Director and President
Ticker	:	9627 JASDAQ Securities Exchange
Contact	:	Junichi Kawai Executive Director and Manager of Administrative Headquarters
Tel. No.	:	011-783-0189

Press Reports regarding the Business Integration with CFS Corporation

Regarding the business integration by way of share transfer (the "Integration") between our company and CFS Corporation (Mishima, Shizuoka: "CFS Corporation"), certain press reports were made yesterday and today to the effect that the amortization of "goodwill" recognized on our accounts in relation to our previous business expansions causes a concern for our company and the joint holding company after the Integration.

We have been aggressively carrying out mergers and acquisitions in order to expand our business. As a result, by the fiscal year ending in March of 2009, at which time the effects of the mergers and acquisition will be fully reflected, we expect our sales to be JPY 123 billion and operating income to be JPY 4.9 billion. We anticipate the "goodwill" to be approximately JPY 13 billion as of the end of March, 2008, and the amortization of such goodwill during the fiscal year ending in March of 2009 to be approximately JPY 0.7 billion.

On the other hand, the forecasted amount of operating income of the subsidiaries acquired through such mergers and acquisitions (total of 7) for the fiscal year ending in March of 2009 is at a level above JPY 3.1 billion. Such profits to be recorded are more than enough to absorb the amortization of goodwill, and will not be a cause of concern for the joint holding company following the share transfer.

At the same time, our group's business expansion policies emphasizes maximum utilization of economies of scale, and the group has realized numerous results both directly and indirectly, such as establishment of business foundation across the country, cut-down of purchasing cost, improvement of quality and stable securement of pharmacists, aggressive capital investment to prevent prescription malpractice.

In addition, we believe the Integration will contribute greatly to the improvement of shareholder value of our company and CFS Corporation, as procurement of various synergy effects such as enhanced economies of scale will be brough about by the expansion of the group scale through the business integration with CFS Corporation.

EXHIBIT 9

The following is an English translation of a document originally written in Japanese, and has been prepared for reference purposes only.

January 11, 2008

To whom it may concern:

Company Name	: CFS Corporation
Representative	: Kenji Ishida Representative Director, Chairman and President
Contact	: Takehiko Ishida Director, Executive Vice President and General Manager of Corporate Planning Department
Tel. No.	: 045-476-7474

Recommendations by Two Major Proxy Advisory Firms regarding our Business Integration Proposal

At a meeting of the Board of Directors held on October 5, 2007, CFS Corporation ("CFS") reached a basic agreement with AIN PHARMACIEZ INC. (Higashi-ku, Sapporo-shi: "AIN PHARMACIEZ") regarding a business integration (the "Business Integration") of the two companies by establishing a joint holding company through a share exchange. It is scheduled that the share transfer plan prepared based on this basic agreement will be presented to the shareholders for approval at an extraordinary general meeting of shareholders of CFS to be held on January 22, 2008.

Earlier this week, two major U.S. proxy advisory firms, Institutional Stakeholder Services ("ISS") and Glass Lewis & Co., distributed, as a result of their independent analysis, reports on the Business Integration proposal to institutional and other investors recommending to vote for the proposal.

According to news reports on January 10, 2008, ISS is said to have noted the Business Integration proposal would create greater shareholder value than a competing proposal by AEON Co., Ltd. ("AEON") and that the share transfer ratio should not be determined to be disadvantage to CFS shareholders, and thereby recommended investors to vote for the Business Integration proposal. In addition, it has been reported that Glass Lewis & Co. concluded that the Business Integration had sufficient reason and was financially fair, and thereby lent its support to the Business Integration proposal.

Rule 802 Legend

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

TOKYO:35784.1

Kenji Ishida, the Chairman, President and CEO of CFS, made the following comment regarding the recommendations by ISS and Glass Lewis & Co.:

"The recommendations of the two advisory firms are greatly encouraging to us in pursuing the integration with AIN PHARMACIEZ and we believe that the Business Integration contributes to enhancement of the shareholder value. We will continue to communicate with our shareholders to obtain support for the Business Integration until the extraordinary general shareholders meeting on January 22nd."

CFS intends to encourage those shareholders that have already informed AEON of their intention to vote against the Business Integration to reconsider their decision because there is no legal implication for changing their position by voting for the Business Integration proposal.

END